Exhibit 1

FOR IMMEDIATE RELEASE	2 JULY 2014

WPP PLC (“WPP”)

Kantar acquires majority stake in data visualisation and interactive specialist Guardian Digital Agency, in the UK

WPP announces that Kantar, its wholly-owned data investment management arm, has acquired the Guardian Digital Agency (“GDA”), a specialist data visualisation, site design and interactive development agency, previously part of Guardian News and Media Group. The company, which employs 13 people, will be rebranded under the new name Graphic. Many of Kantar’s 12 companies have already worked with GDA to increase the impact and interactivity of their insights work.

This investment continues WPP’s strategy of developing its integrated services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Kantar is the data investment management division of WPP and one of the world’s largest insight, information and consultancy groups. By connecting the diverse talents of its 12 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 27,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

In the UK, WPP companies (including associates) collectively generate revenues of nearly US$3 billion and employ over 15,000 people. Worldwide, WPP’s data investment management companies (including associates) collectively generate revenues of about US$5 billion and employ over 34,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP	+ 44(0) 207 408 2204